Exhibit 99.6

FORM 62-103F3
REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

This report is being filed to amend information disclosed in an earlier report dated June 9, 2016.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The report relates to common shares ("Common Shares") in the capital of Catalyst Paper Corporation ("Catalyst" or the "Corporation") with its head office at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. This report describes a change in a material fact set out in a previous report. See Item 6.

Item 2 – Identity of the Eligible Institutional Investor

2.1 State the name and address of the eligible institutional investor.

Mudrick Capital Management, LP ("MCM"),
as investment advisor to certain funds and other accounts (the "Accounts")
 527 Madison Avenue, 6th Floor
New York, NY 10022, U.S.A.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

June 28, 2016.

2.3	State the name of any joint actors.

The General Partner of MCM is Mudrick Capital Management, LLC, (the "General Partner"), with its registered office at 527 Madison Avenue, 6th Floor, New York, NY 10022. Jason Mudrick, the sole member of the General Partner, is a citizen of the United States and has a principal address of 527 Madison Avenue, 6th Floor, New York, NY 10022Not applicable.

This report is filed by MCM, for and behalf the Accounts and Jason Mudrick (together, the "Reporting Persons").

By virtue of the relationships among the Reporting Persons described above, each of the Reporting Persons may be deemed to have the shared power to direct the vote and the disposition of the Common Shares that may be deemed to be beneficially owned by each of them. In addition, under applicable securities laws, the Reporting Persons and the funds managed by MCM may be considered to be acting jointly or in concert. Each of the Reporting Persons hereby expressly disclaim beneficial ownership of any Common Shares beneficially owned by the Accounts.

In addition, due to the nature of the transactions contemplated by the Support Agreement (as defined below), the Reporting Persons may be presumed to be acting jointly or in concert with KGI (as defined below) or other Principal Securityholders (as defined below); however the Reporting Persons are not acting jointly or in concert with any other party.

2.4 State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

MCM is an eligible institutional investor pursuant to section 1.1(1) of NI 62-103, and is eligible to file reports under Part 4 of NI 62-103 in respect of Catalyst.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

No increase or decrease

3.2 State the designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made.

As at June 30, 2016, MCM, through the Accounts, owned a total of 2,860,473 Common Shares representing approximately 19.7% of the outstanding Common Shares (calculated based on 14,527,571 total outstanding Common Shares).

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)
the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

MCM, on behalf of the Accounts, has control or direction over 2,860,473 Common Shares, as disclosed above in Item 3.2.

3.5 If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor's securityholdings.

Not applicable.

3.6 If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.7 If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Purpose of the Transaction

The four largest shareholders of Catalyst, holding or controlling approximately 79% of the Corporation's outstanding common shares, that include MCM, on behalf of the Accounts, Cyrus Capital Partners, LP, Oaktree Capital Management, LP and Stonehill Capital Management LLC (collectively, the "Principal Securityholders") have entered into a support agreement dated June 28, 2016 (the "Support Agreement") with Kejriwal Group International ("KGI").

The Support Agreement has been entered into among KGI and the Principal Securityholders following previously disclosed discussions. Catalyst is not a party to the Support Agreement, nor has it been a party to the discussions that led to it.

The Principal Securityholders have committed to support and vote in favour of a transaction to be implemented by way of a plan of arrangement under the Canada Business Corporations Act, the terms of which would include:

(a)	Common Shares held by minority shareholders would be acquired for C$6.00 per share, subject to a maximum aggregate payment of C$18 million;

(b)	Common Shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan;

(c)	existing PIK toggle senior secured notes due 2017 would be exchanged for interests in a new 5-year US$260.5 million term loan;

(d)	existing credit facilities, including the Corporation's ABL Facility, would have their maturities extended, or be refinanced; and

(e)	trade and other obligations remaining unaffected.

The Support Agreement among KGI and the Principal Securityholders includes material conditions and other provisions including satisfactory due diligence by KGI to occur over a period of up to 75 days, the refinancing or maturity extensions of the existing credit facilities of Catalyst, securityholder, regulatory and court approvals, and funding at closing. The Support Agreement contemplates an outside date to complete the transaction of November 30, 2016, subject to extension.

There can be no assurance that any agreement to implement the transaction will be entered into between KGI and Catalyst, and on what terms, that any of the material conditions to the transaction will be satisfied, or that this or any other transaction will be approved or consummated.

In the future, the Reporting Persons may engage in discussions with Catalyst's board of directors, Catalyst's management, other shareholders of Catalyst, other debt holders of Catalyst, advisors, knowledgeable industry or market observers, potential acquirors of Catalyst and other persons regarding strategic or financing transactions involving Catalyst and/or Catalyst's business, financial performance, operations, governance, management capitalization, financial condition, prospects, strategy or future plans. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons intend to continuously review their investment in Catalyst, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of Catalyst, through open market purchases, offerings, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Catalyst owned by them, (iii) engage in hedging or similar transactions involving securities relating to Catalyst (or its affiliates or subsidiaries) or the Common Shares, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: Catalyst's business and prospects; other developments concerning Catalyst and its business generally; other business opportunities available to the Reporting Persons; concentration of positions in the portfolios managed by the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and Catalyst, respectively; and money and stock market conditions, including the market price of the securities of Catalyst (or its affiliates or subsidiaries); and the Reporting Persons' contractual obligations with respect to the Common Shares.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On June 28, 2016, the Principal Securityholders and KGI entered into the Support Agreement that sets forth certain terms with respect to the proposed acquisition of the Corporation and the exchange of certain indebtedness of the Corporation, which transactions, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4. The transactions contemplated in the Support Agreement are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreement will result in the consummation of one or more transactions on the terms set forth in the Support Agreement or at all.

On June 28, 2016, the Principal Securityholders, which collectively hold approximately 86.8% of the notes issued under the Indenture (as defined below), delivered to the Trustee (as defined below) a waiver (the "Waiver") under that certain Indenture, dated as of September 13, 2012 (the "Base Indenture"), by and among the Issuer, the Guarantors (as defined therein), Wilmington Trust, National Association, as trustee (the "Trustee"), and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012 (the "First Supplemental Indenture"), the Second Supplemental Indenture, dated as of September 13, 2012 (the "Second Supplemental Indenture"), the Third Supplemental Indenture, dated as of March 20, 2014 (the "Third Supplemental Indenture"), the Fourth Supplemental Indenture, dated as of January 7, 2015 (the "Fourth Supplemental Indenture" and together with the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, collectively, as the same may be further amended, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which the Parties waived the Corporation's obligation, under Section 10.13 of the First Supplemental Indenture and any other provision of the Indenture, to make a "Change of Control Offer" (as defined in the Indenture) as a result of, or in connection with, the occurrence of a "Change of Control Triggering Event" (as defined in the First Supplemental Indenture) at any time prior to May 13, 2016 through the date that is six (6) months following May 13, 2016.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

See Item 4 and Item 5.

Item 7 – Certification

I, Trevor Wiessmann, General Counsel and Chief Compliance Officer of MCM, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

July 8, 2016
Date

(signed) "Trevor Wiessmann"
Signature

Trevor Wiessmann,
General Counsel and Chief Compliance Officer
Name/Title